UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 30, 2002

Commission File No. 000-14371

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMPUCOM SYSTEMS, INC.

401(k) MATCHED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMPUCOM SYSTEMS, INC.

7171 Forest Lane

Dallas, Texas 75230

Registrant’s telephone number, including area code: (972) 856-3600

		PAGE NO.

(1)	FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES:

	The following financial statements, including Independent Auditors’ Report thereon of CompuCom Systems, Inc. 401(k) Matched Savings Plan are submitted herewith:

	Independent Auditors’ Report	1

	Statements of Net Assets Available for Benefits as of December 30, 2002 and 2001	2

	Statements of Changes in Net Assets Available for Benefits for the years ended December 30, 2002 and 2001	3

	Notes to Financial Statements	4

	Schedule I—Schedule of Assets Held for Investment Purposes as of December 30, 2002	8

	Supplemental schedules not listed above are omitted as the required information is not applicable or the information is presented in the financial statements or related notes.

(2)	EXHIBITS:

	Exhibit 23—Consent of Independent Auditors

	Exhibits 99(a) and 99(b)—Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Independent Auditors’ Report

The Participants and Plan Administrator

CompuCom Systems, Inc. 401(k) Matched Savings Plan:

We have audited the accompanying statements of net assets available for benefits of CompuCom Systems, Inc. 401(k) Matched Savings Plan as of December 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CompuCom Systems, Inc. 401(k) Matched Savings Plan as of December 30, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dallas, Texas June 9, 2003	/s/ KPMG LLP

COMPUCOM SYSTEMS, INC.

401(k) MATCHED SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 30, 2002 and 2001

	2002	2001
Assets:
Cash and cash equivalents	$320,495	$230,440
Investments (note 3) :
Investments in stocks and mutual funds, at quoted market prices	48,236,030	51,190,967
Loan fund, at unpaid principal balance, which approximates fair value	1,325,520	1,779,311

Total investments	49,561,550	52,970,278
Receivables:
Employer’s contributions	440,465	450,708
Employees’ contributions	265,239	229,976

Total assets	50,587,749	53,881,402
Liabilities—refunds payable (note 5)	11,465	351,782

Net assets available for benefits	$50,576,284	$53,529,620

See accompanying notes to financial statements.

COMPUCOM SYSTEMS, INC.

401(k) MATCHED SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 30, 2002 and 2001

	2002	2001
Additions to net assets attributed to:
Employer’s contributions	$2,261,273	$1,822,283
Employees’ contributions	9,176,911	8,957,777
Net assets transferred from other plans	593,177	1,764,800
Investment income (loss):
Interest and dividends	883,926	1,107,335
Net depreciation in fair value of investments(note 3)	(6,862,172)	(5,870,074)

Net investment loss	(5,978,246)	(4,762,739)

Total additions	6,053,115	7,782,121
Deductions from net assets attributed to:
Administrative fees	(185,830)	(99,055)
Withdrawals	(8,820,621)	(8,148,360)

Total deductions	(9,006,451)	(8,247,415)

Net decrease	(2,953,336)	(465,294)
Net assets available for benefits at beginning of year	53,529,620	53,994,914

Net assets available for benefits at end of year	$50,576,284	$53,529,620

See accompanying notes to financial statements..

COMPUCOM SYSTEMS, INC.

401(k) MATCHED SAVINGS PLAN

Notes to Financial Statements

December 30, 2002 and 2001

(1)	Description of the Plan

(a)	General

The CompuCom Systems, Inc. 401(k) Matched Savings Plan (“the Plan”) is a defined contribution plan covering substantially all employees of CompuCom Systems, Inc. (“CompuCom” or “the Company/Employer”). Employees are eligible to participate in the Plan upon employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan is provided for general informational purposes only. Participants should refer to the Plan documents for more complete information.

The Company serves as the Plan Administrator; however, the Plan operates under a contract administration agreement, whereby an independent third-party investment firm (“Investment Firm”) assists the Company in this capacity. The Investment Firm maintains a separate account for each participant reflecting the participant’s cost and market value of investments. The Investment Firm also serves as the trustee and makes distributions from a participant’s account in accordance with the terms of the Plan document.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(b)	Vesting

Participants are fully vested in their individual contributions to the Plan. Employer’s matching contributions vest 50% after two years of service and 100% after three years of service. A year of service is a consecutive 12-month period during which an employee has completed 1,000 hours of service.

(c)	Contributions

After six months of qualifying service by the participant, the Company matches 50% of each participant’s qualifying contribution up to 4% of the participant’s base compensation. The Company also matches an additional 25% on each participant’s next 2% of (over and beyond the first 4%) qualifying contributions. During 2002 and 2001, the Company contributed $2,261,273 and $1,822,283, respectively, to participants’ accounts.

(Continued)

COMPUCOM SYSTEMS, INC.

401(k) MATCHED SAVINGS PLAN

Notes to Financial Statements

December 30, 2002 and 2001

Contributions are invested in one or more investment funds at the discretion of the participant, one of which includes the Company’s common stock. The funds allocated to a participant’s account are received by the trustee in cash and are held in cash and cash equivalents until they are invested in the appropriate funds.

(d)	Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions or pay administrative expenses of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Withdrawals

Participants may request a withdrawal of all or a portion of their elective contribution account balances if the withdrawal qualifies as a “Financial Hardship” as defined by the Internal Revenue Service. The Plan Administrator must approve the request and the hardship withdrawal will be taxed to the participant as ordinary income and may be subject to an additional government imposed penalty tax. Upon the attainment of age 59- 1/2, participants may withdraw without penalty from their participant’s account an amount which is equal to any whole percentage of their vested interest.

(f)	Loans to Participants

Upon request of a participant, the Plan Administrator, in accordance with Plan provisions, may make a loan to the participant. Participant loan amounts may not exceed $50,000 or 50% of the participant’s vested account balance. The maximum term for any loan is five years. Loans bear interest at rates determined by the Plan Administrator ranging from 7.25% to 11.25%.

(g)	Expenses of Plan

The expenses for administration of the Plan, including the expenses of the administration and fees of the Investment Firm, shall be paid from the Plan, unless CompuCom (“the Sponsor”) elects to make payment. The Plan paid $185,830 and $99,055 in fees relating to the Plan during 2002 and 2001, respectively.

(2)	Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis of accounting. The investments in mutual funds and Company common stock are stated at fair value and are based on closing market quotations. The investment in participant loans is stated at the unpaid principal balance of the loans, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Expenses relating to the purchase or sale of investment securities are added to the cost or deducted from the proceeds, respectively.

(Continued)

COMPUCOM SYSTEMS, INC.

401(k) MATCHED SAVINGS PLAN

Notes to Financial Statements

December 30, 2002 and 2001

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

(3)	Investment Programs

The Company’s matching contributions to the Plan are invested in CompuCom’s common stock and investment funds in proportion to the participants’ contributions in connection with the matching provision of the Plan. Funds from previous companies’ plans and rollovers from qualified plans are invested in the investment funds at the participants’ direction. Provisions of the Plan allow participant contributions in 1% increments to be invested in any of the funds, including CompuCom common stock.

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

The following table presents the fair values of investments as of December 30, 2002 and 2001. Investments that represent 5% or more of the Plan’s net assets available for benefits are separately identified:

	2002	2001
Investments at fair value determined by quoted market price:
Fidelity Magellan Fund	$11,116,486	$14,809,633
Fidelity Puritan Fund	5,995,743	6,492,559
Fidelity Retirement Money Market Fund	5,604,770	4,724,989
Spartan U.S. Equity Index Fund	5,387,992	6,997,107
CompuCom Systems, Inc. Common Stock	4,242,606	2,880,897
Fidelity Aggressive Growth Fund	3,379,967	4,833,292
Fidelity Short-Intermediate Government Fund	2,941,993	2,050,798
Fidelity Blue Chip Growth Fund	2,505,517	2,857,308
Other	7,060,956	5,544,384

	48,236,030	51,190,967
Investments at estimated fair value—participant loans	1,325,520	1,779,311

	$49,561,550	$52,970,278

(Continued)

COMPUCOM SYSTEMS, INC.

401(k) MATCHED SAVINGS PLAN

Notes to Financial Statements

December 30, 2002 and 2001

The Plan’s investments (including investments bought, sold, as well as those held during the year) appreciated (depreciated) in fair value during the year as follows:

	2002	2001
Fidelity Magellan Fund	$(3,774,438)	$(1,879,028)
Fidelity Puritan Fund	(727,998)	(395,379)
Spartan U.S. Equity Index Fund	(1,718,475)	(940,350)
CompuCom Systems, Inc. Common Stock	3,331,048	1,816,444
Fidelity Aggressive Growth Fund	(2,209,174)	(3,543,250)
Fidelity Short-Intermediate Government Fund	137,855	6,766
Fidelity Blue Chip Growth Fund	(820,869)	(420,638)
Other	(1,080,121)	(514,639)

	$(6,862,172)	$(5,870,074)

(4)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 31, 2000 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)	Refunds Payable

The Plan had recorded refunds payable of $11,465 and $351,782 at December 30, 2002 and 2001, respectively, which pertained to amounts due to certain employees of the Company based upon nondiscrimination tests for deferrals and employee after-tax contributions to the Plan.

(6)	Reconciliation of Financial Statements to Form 5500

Net assets available for benefits per the Statements of Net Assets Available for Benefits in these financial statements agree to the Form 5500 as of December 30, 2002 and 2001. The change in net assets available for benefits per the Statements of Changes in Net Assets Available for Benefits in these financial statements agree to the Form 5500 for the year ended December 30, 2002. The following is a reconciliation of the change in net assets available for benefits per these financial statements to the Form 5500 for the year ended December 30, 2001:

Change in net assets available for benefits per the financial statements	$(465,294)
Change in amounts due to participants for excess contributions	(45,132)
Change in other	(4,538)

Change in net assets available for benefits per the Form 5500	$(514,964)

Schedule I

COMPUCOM SYSTEMS, INC.

401(k) MATCHED SAVINGS PLAN

Schedule of Assets Held for Investment Purposes

As of December 30, 2002

Identity of issue, borrower, lessor or similar party	Description of investment including number of units, rate of interest, par or maturity value	Current Value
CompuCom Stock Fund:
CompuCom Systems, Inc. common stock*	808,115 shares	$4,242,606
Fidelity Puritan Fund*	380,441 units	5,995,743
Fidelity Magellan Fund*	141,036 units	11,116,486
Fidelity Growth Co*	11,518 units	407,291
Fidelity Growth and Income Portfolio*	55,416 units	1,680,219
Fidelity Short-Intermediate Government Fund*	280,190 units	2,941,993
Fidelity OTC Portfolio*	8,997 units	215,656
Fidelity Blue Chip Growth Fund*	78,444 units	2,505,517
Fidelity Aggressive Growth Fund*	302,593 units	3,379,967
Fidelity Broadly Diversified International Equity Fund*	141,548 units	2,416,232
Fidelity Global Balance*	14,723 units	217,168
Fidelity Mid-Cap Stock*	62,975 units	1,019,573
Fidelity Retirement Money Market Fund*	5,604,770 units	5,604,770
Spartan US Equity Index	173,025 units	5,387,992
Fidelity US Bond Index*	98,206 units	1,104,817
Participant loans*	7.25% to 11.25%	1,325,520

		$49,561,550

*Party-in-interest
Note:	Information on cost of the investments is excluded as all investments are participant-directed.

See accompanying independent auditors’ report.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) of CompuCom Systems, Inc. 401(k) Matched Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUCOM SYSTEMS, INC. 401(k) MATCHED SAVINGS PLAN

Date: June 27, 2003	By:	/s/ M. LAZANE SMITH
M. Lazane Smith Senior Vice President, Finance, Chief Financial Officer (Chief Accounting Officer), Secretary and Director